March 24, 2005

Pamela A. Long,
                     Assistant Director, Division of Corporation Finance,
                               Securities and Exchange Commission,
                                         450 Fifth Street, N.W.
                                                   Washington, D.C. 20549-0510

Re:	Responses to Comments to the Schedule 13E-3/A filed by Masonite
International Corporation, Stile Acquisition Corp., Stile
Consolidated Corp., Stile Holding Corp., KKR Millennium Fund
(Overseas), Limited Partnership, Philip S. Orsino, John F. Ambruz,
James U. Morrison and Lawrence P. Repar (collectively, the
"Filing Persons") on March 7, 2005 (File No. 005-43863)

Dear Ms. Long:

     We are writing on behalf of our client, Masonite International Corporation (“Masonite” or “the Company”), in response to your letter, dated March 10, 2005, with respect to Amendment No. 3 to Schedule 13E-3 (File No. 005-43863) filed with the Securities and Exchange Commission (the “Commission”) by the Filing Persons on March 7, 2005. In connection with this response the Filing Persons are concurrently filing Amendment No. 4 to Schedule 13E-3 to respond to the comments of the staff of the Commission (the “Staff”).

     We have numbered our responses to correspond to the numbered comments in your letter of March 10, 2005. For your convenience, we have also included the text of each of your comments.

SCHEDULE 13E-3A FILED MARCH 7, 2005

1.	Rule 13e-3(d)(2) requires you to amend the Schedule 13E-3 promptly to report a material change in information included in the Schedule. Revise the Schedule 13E-3 to file the February 17, 2005 press release as an exhibit. See also Item 1016(a)(5) of Regulation M-A.

The Schedule 13E-3 has been revised to include the February 17, 2005 press release as an exhibit.

MANAGEMENT PROXY CIRCULAR

2.	We note that the meeting scheduled for February 18, 2005 was postponed to March 31, 2005 and you set a new record date (March 1) for

Pamela A. Long
March 24, 2005

determining which shareholders would receive this revised circular and be eligible to vote at the March 31, 2005 meeting. We also note that all proxies submitted with respect to the February meeting are not valid and will not be counted with respect to the March meeting. In revising this document, you have updated the summary of Merrill Lynch’s analysis to disclose their most recent analysis. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize each presentation made or report provided by Merrill Lynch, including the presentations dated December 22, 2004 and February 17, 2005.

The Company respectfully advises the Staff that it believes that no revisions to the disclosure included in the management proxy circular (the “Circular”) with respect to the Merrill Lynch opinion, dated December 22, 2004 (the “December opinion”), and the Merrill Lynch presentation of the analyses underlying such opinion are required.

By way of background and as described more fully in the Circular, the Company originally solicited shareholders of Masonite for approval of the proposed transaction based on the December 22, 2004 combination agreement (the “December proposed transaction”) pursuant to which shareholders of Masonite were to receive C$40.20 per common share in cash. In connection with the December proposed transaction, the special committee of the board of directors received an opinion from Merrill Lynch to the effect that the consideration of C$40.20 per common share to be received by shareholders of Masonite was fair, from a financial point of view, to the shareholders of Masonite, which opinion and analyses underlying such opinion were summarized in the previously circulated Circular and were attached as exhibits to the original Schedule 13e-3 filing.

The combination agreement related to the December proposed transaction was amended and restated on February 17, 2005, among other things, to increase the cash consideration offered to shareholders of Masonite from C$40.20 per common share in cash to C$42.25 per common share in cash (the “February proposed transaction”). As part of the special committee’s and the board of directors’ deliberative process in connection with the February transaction, the special committee received a new opinion from Merrill Lynch, dated February 17, 2005, to the effect that the consideration of C$42.25 per common share to be received by the shareholders of Masonite was fair, from a financial point of view, to the shareholders of Masonite (other than senior management) (the “February opinion”), which opinion and analyses underlying such opinion

Pamela A. Long
March 24, 2005

were summarized and attached as exhibits to the amended Schedule 13e-3 filing.

In addition, the Company cancelled the previously scheduled shareholders’ meeting, scheduled a new shareholders’ meeting and set a new record date for shareholders’ consideration of the February proposed transaction since it believed that the February proposed transaction represented a different transaction than the December proposed transaction.

The Company acknowledges that Item 1015 of Regulation M-A requires the disclosure of any report, opinion or appraisal received from an outside party that is materially related to the Rule 13e-3 transaction. However, the Company believes that the February proposed transaction should be considered the “Rule 13e-3 transaction” for purposes of Item 1015 of Regulation M-A. On the other hand, the Company believes that the December proposed transaction should not be considered the “Rule 13e-3 transaction” since that is not the transaction that shareholders of Masonite are being asked to consider and approve.

The disclosure included in the Circular contains references to the December opinion as appropriate to describe the background to the February opinion, which was the opinion that the special committee and the board of directors considered in reaching their conclusions with respect to the February proposed transaction and which is described in the Circular. The Company believes that including additional disclosure with respect to the December opinion, which relates solely to the December proposed transaction (a transaction that involved, among other things, a different per share price and is no longer the subject of the shareholders’ consideration), would be misleading and confusing for the Masonite shareholders who are being asked to make an investment decision with respect to the February proposed transaction. Further, the analyses underlying the December opinion and the February opinion are substantially similar, calling into question the value of any further discussion of the analyses underlying the December opinion.

Furthermore, the Company respectfully advises the Staff that if the Staff were to disagree with the Company’s analysis described in the previous paragraphs, the Company believes that a full description of the December opinion and a summary of the analyses underlying such opinion should not be required. As a compromise position, the Company would propose to amend the last paragraph on page 23 of the Circular to clarify the current disclosure with respect to the relatively minor differences between the December opinion and the February opinion and the respective analyses underlying such opinions by indicating that Merrill Lynch has informed the Company that it used substantially the same analyses in reaching each of its opinions, and that the differences between the analyses are simply the use of the new consideration

Pamela A. Long
March 24, 2005

of C$42.25 per share as the comparison benchmark and other updated market prices and financial information in the analyses with respect to the February opinion.

*          *          *

     Please contact me at (212) 558-4397, via fax at (212) 558-3588 or via e-mail at pagnanik@sullcrom.com if you have any comments or questions regarding this letter.

Sincerely,

/s/   Keith A. Pagnani

Keith A. Pagnani

cc:	Harley Ulster
Masonite International Corporation
1600 Britannia Road
Mississauga, Ontario, Canada
L4W 2J2

Scott C. Nuttall
Stile Acquisition Corp.
Stile Consolidated Corp.
Stile Holding Corp.
KKR Millennium Fund (Overseas), Limited Partnership
c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

Gary I. Horowitz
Marni J. Lerner
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017

James C. Morphy
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004